                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*
                                     ___

                          OccuSystems, Inc.
           --------------------------------------------
                         (Name of Issuer)

              Common Stock, $.01 par value per share
              ---------------------------------------
                (Title of Class of Securities)

                             67462310
                          --------------
                          (CUSIP Number)

                         Donald J. Larson
    CRA Managed Care, Inc., 312 Union Wharf, Boston, MA 02109
    ---------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          April 21, 1997
                         ----------------------
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                   SCHEDULE 13D

CUSIP No.      67462310                            Page   2   of    8   Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - CRA Managed Care, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-2658593
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC or BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                          [   ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                                           7.   SOLE VOTING POWER
                                                2,157,990
NUMBER OF
SHARES                                     8.   SHARED VOTING POWER
BENEFICIALLY                                    0
OWNED BY
EACH                                       9.   SOLE DISPOSITIVE POWER
REPORTING                                       2,157,990
PERSON WITH
                                           10.  SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,157,990
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                           [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of OccuSystems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3010 LBJ Freeway, Suite 400, Dallas, Texas 75234.

Item 2.   Identity and Background.

     On April 21, 1997, CRA Managed Care, Inc. ("CRA"), the Company and Concentra Managed Care, Inc. ("Concentra") entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the Company will merge with and into Concentra with Concentra surviving (the "OccuSystems Merger"), and CRA will merge with and into a wholly owned subsidiary of the Company with CRA surviving (the "CRA Merger," and together the "Mergers"). The Mergers will occur simultaneously. At the time of the Mergers, the outstanding stock of Concentra will be canceled, and the stockholders of CRA and the Company will receive stock of Concentra in exchange for their stock in CRA and the Company respectively. Following the Mergers, the former stockholders of CRA will hold approximately 42.7% of the outstanding stock of Concentra, and the former stockholders of the Company will hold approximately 57.3% of the outstanding stock of Concentra (assuming no dissenters' rights of appraisal are exercised).

     In connection with the transactions described above, the parties entered into two stock option agreements. Pursuant to the OccuSystems, Inc. Stock Option Agreement (the "Company Option Agreement"), CRA has the right to acquire up to 2,157,990 shares of the Company at a price of $21.21 per share, upon the occurrence of certain conditions. CRA may exercise this option if an OccuSystems Alternative Proposal (as defined in the Reorganization Agreement) is made and thereafter the Reorganization Agreement is terminated
(i) by action of the Company Board of Directors in the exercise of its fiduciary duties by reason of such OccuSystems Alternative Proposal or (ii) by action of CRA if the Company Board of Directors has withdrawn or modified in a manner materially adverse to CRA its approval or recommendation of the Reorganization Agreement or the Mergers. Pursuant to the CRA Managed Care, Inc. Stock Option Agreement (the "CRA Option Agreement") the Company has the right to acquire up to 896,199 shares of CRA at the price of $37.875 per share, upon terms substantially similar to the Company Option Agreement.

     This Schedule 13D is being filed by CRA as a result of its entry into the Company Option Agreement. CRA's right to acquire equity securities of the Company pursuant to the Company Option Agreement is contingent upon the occurrence of certain significant conditions not within CRA's control, including a third party making an OccuSystems Alternative Proposal and a subsequent termination of the Reorganization Agreement. CRA disclaims beneficial ownership of the equity securities of the Company for which this
Schedule 13D is filed.

     Reporting Person

          Name.                               CRA Managed Care, Inc.
          State of Organization.              Massachusetts
          Principal Business.                 CRA provides field case management
                                              and specialized cost containment
                                              services designed to reduce
                                              workers' compensation costs.
          Address of Principal Business.      312 Union Wharf,  Boston,
                                              Massachusetts 02109
          Address of Principal Office.        312 Union Wharf, Boston,
                                              Massachusetts 02109

     See Schedule 1 attached hereto (which is incorporated herein by reference) for responses to Item 2, sections (a)-(c), and (f) for the Reporting Person's executive officers, directors and controlling persons.

     (d) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of such person's respective executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting person, any of such person's respective executive officers, directors or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     No consideration was paid by CRA in connection with its entry into the Company Option Agreement, other than CRA's execution and delivery of the Reorganization Agreement and the CRA Option Agreement. If CRA exercises its option to acquire shares of the Company pursuant to the Company Option Agreement, CRA expects that the consideration will be paid from CRA's cash on hand or bank borrowings in the amount of $21.21 per share, totaling up to $45,770,946.

Item 4.   Purpose of Transaction.

     The information set forth in Item 2 above is incorporated herein by reference.

     (a) Pursuant to the Company Option Agreement, CRA has certain rights to compel the Company to repurchase its shares as well as certain registration rights. Additionally, there is a restriction on transfer of the shares acquired by CRA. The information set forth in Sections 7, 10 and 11 of the Company Option Agreement, attached hereto as Exhibit 99.3, is incorporated herein by reference.

     (b) The Company will merge with and into Concentra with Concentra surviving. The information set forth in Item 2 above and the Reorganization Agreement attached hereto as Exhibit 99.1, is incorporated herein by reference.

     (c)  Not applicable.

     (d) The Board of Directors of Concentra, the surviving corporation after the OccuSystems Merger, shall include four individuals appointed by CRA and four individuals appointed by the Company. The information set forth in
Article 3 of the Reorganization Agreement, attached hereto as Exhibit 99.1, is incorporated herein by reference.

     (e) The charter of Concentra will be the charter of the surviving corporation of the OccuSystems Merger. The information set forth in Item 2 above and the Reorganization Agreement, attached hereto as Exhibit 99.1, is incorporated herein by reference.

     (f) The surviving corporation of the OccuSystems Merger will be the holding company for CRA. The information set forth in Item 2 above and the Reorganization Agreement, attached hereto as Exhibit 99.1, is incorporated herein by reference.

     (g) The charter of Concentra will be the charter of the surviving corporation of the OccuSystems Merger. The information set forth in Item 2 above and the Reorganization Agreement, attached hereto as Exhibit 99.1, is incorporated herein by reference.

     (h) Upon consummation of the transactions contemplated by the Reorganization Agreement, the Company's common stock will no longer be issued or outstanding. At such time, Concentra's Common Stock will be quoted on the Nasdaq National Market.

     (i) Upon consummation of the transactions contemplated by the Reorganization Agreement, the Company's common stock will no longer be issued or outstanding. At such time, approximately 58% of Concentra's Common Stock will be owned by the former stockholders of the Company.

     (j)  Not applicable.

5.   Interest in Securities of the Issuer.

     (a) CRA currently owns no shares of the Company's Common Stock. CRA has the option to acquire up to 2,157,989 shares of common stock of the Company pursuant to the Company Option Agreement which equals approximately 9.1% of the Company's total outstanding shares.
     (b) CRA currently owns no shares of the Company's Common Stock. Upon exercise of the option under the Company Option Agreement, CRA will have the sole power to vote up to 2,157,989 shares of the Company (subject to the restrictions contained in the Company Option Agreement), the shared power to vote 0 shares of the Company, the sole power to dispose of 2,157,989 shares of the Company (subject to the restrictions contained in the Company Option Agreement) and the shared power to dispose of 0 shares of the Company.
     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 2 above, the Reorganization Agreement attached hereto as Exhibit 99.1, the CRA Option Agreement attached hereto as
Exhibit 99.2 and the Company Option Agreement attached hereto as Exhibit 99.3 are each hereby incorporated herein by reference.

7.   Material to be filed as Exhibits.

     Exhibit 99.1 Agreement and Plan of Reorganization among CRA Managed Care, Inc., OccuSystems, Inc. and Concentra Managed Care, Inc. dated as of April 21, 1997.

     Exhibit 99.2 CRA Managed Care, Inc. Stock Option Agreement between CRA Managed Care, Inc. and OccuSystems, Inc. dated as of April 21, 1997.

     Exhibit 99.3 OccuSystems, Inc. Stock Option Agreement between CRA Managed Care, Inc. and OccuSystems, Inc. dated as of April 21, 1997.

                              * * * * * * * * * * *

                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CRA MANAGED CARE, INC.


Dated:  May 1, 1997                     By:  /s/ Donald J. Larson
                                           --------------------------
                                           Donald J. Larson
                                           President and Chief Executive Officer

                                    Schedule 1

                                Executive Officers


                       (b) Business         (c) Present Principal
   (a) Name               Address           Occupation or Employment          (f) Citizenship
Donald J. Larson       312 Union Wharf,     President and Chief Executive     USA
                       Boston, Ma 02109     Officer of CRA

Joseph F. Pesce        312 Union Wharf,     Senior Vice President of CRA      USA
                       Boston, Ma 02109

John A. McCarthy, Jr.  312 Union Wharf,     Senior Vice President of CRA      USA
                       Boston, Ma 02109

Peter R. Gates         312 Union Wharf,     Senior Vice President of CRA      USA
                       Boston, Ma 02109

Anne E. Kirby          312 Union Wharf,     Vice President of CRA             USA
                       Boston, Ma 02109


                                        Directors

                       (b) Business          (c) Present Principal
   (a) Name               Address            Occupation or Employment          (f) Citizenship


Donald J. Larson       312 Union Wharf,      President and Chief               USA
                       Boston, Ma 02109      Executive Officer of CRA

Lois E. Silverman      312 Union Wharf,      Chairman of the Board of CRA      USA
                       Boston, Ma 02109

George H. Conrades     BBN Corporation,      President and Chief               USA
                       150 Cambridge Park    Executive Officer of BBN
                       Drive, Cambridge,     Corporation
                       MA 02140

Jeffery R. Jay, M.D.   J.H. Whitney & Co.,   General Partner of J.H.           USA
                       177 Broad Street,     Whitney & Co.
                       Stamford, CT 06901

Mitchell T. Rabkin,    Beth Israel Hospital, Professor of Medicine             USA
M.D.                   330 Brookline, MA
                       02215


                                    EXHIBIT INDEX

     Exhibit 99.1 Agreement and Plan of Reorganization among CRA Managed Care, Inc., OccuSystems, Inc. and Concentra Managed Care, Inc. dated as of April 21, 1997.

     Exhibit 99.2 CRA Managed Care, Inc. Stock Option Agreement between CRA Managed Care, Inc. and OccuSystems, Inc. dated as of April 21, 1997.

     Exhibit 99.3 OccuSystems, Inc. Stock Option Agreement between CRA Managed Care, Inc. and OccuSystems, Inc. dated as of April 21, 1997.

                              * * * * * * * * * * *